Filed by Oaktree Capital Group, LLC Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Oaktree Capital Group, LLC (Commission File No. 001-35500) OAKTREE CAPITAL GROUP, LLC First Quarter 2019Filed by Oaktree Capital Group, LLC Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Oaktree Capital Group, LLC (Commission File No. 001-35500) OAKTREE CAPITAL GROUP, LLC First Quarter 2019

Forward-Looking Statements & Safe Harbor This presentation contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, each as amended, which reflect the current views of Oaktree Capital Group, LLC (“OCG”) with respect to, among other things, its future results of operations and financial performance. In some cases, you can identify forward-looking statements and information by words such as “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “seek,” “should,” “will” and “would” or the negative version of these words or other comparable or similar words. These statements identify prospective information. Important factors could cause actual results to differ, possibly materially, from those indicated in these statements. Forward-looking statements are based on OCG’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to it. Such forward-looking statements and information are subject to risks and uncertainties and assumptions relating to OCG’s operations, financial results, financial condition, business prospects, growth strategy and liquidity. On March 13, 2019, OCG and Brookfield Asset Management Inc. (“Brookfield”) announced their entry into a definitive merger agreement pursuant to which Brookfield will acquire approximately 62% of OCG’s business in a stock and cash transaction. In addition to factors previously disclosed in Brookfield’s and OCG’s reports filed with securities regulators in Canada and the United States and those identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from forward- looking statements and information or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Brookfield and OCG to terminate the definitive merger agreement between Brookfield and OCG; the outcome of any legal proceedings that may be instituted against Brookfield, OCG or their respective unitholders, shareholders or directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to Brookfield’s or OCG’s business; a delay in closing the merger; the ability to obtain approval by OCG’s unitholders on the expected terms and schedule; business disruptions from the proposed merger that will harm Brookfield’s or OCG’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; certain restrictions during the pendency of the merger that may impact Brookfield’s or OCG’s ability to pursue certain business opportunities or strategic transactions; the ability of Brookfield or OCG to retain and hire key personnel; uncertainty as to the long-term value of the Class A shares of Brookfield following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which Brookfield and OCG operate; changes in OCG’s or Brookfield’s anticipated revenue and income, which are inherently volatile; changes in the value of OCG’s or Brookfield’s investments; the pace of OCG’s or Brookfield’s raising of new funds; changes in assets under management; the timing and receipt of, and impact of taxes on, carried interest; distributions from and liquidation of OCG’s existing funds; the amount and timing of distributions on OCG’s preferred units and Class A units; changes in OCG’s operating or other expenses; the degree to which OCG or Brookfield encounters competition; and general political, economic and market conditions. Any forward-looking statements and information speak only as of the date of this presentation or as of the date they were made, and except as required by law, neither Brookfield nor OCG undertakes any obligation to update forward-looking statements and information. For a more detailed discussion of these factors, also see the information under the caption “Business Environment and Risks” in Brookfield’s most recent report on Form 40-F for the year ended December 31, 2018, and under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in OCG’s most recent report on Form 10-K for the year ended December 31, 2018, and in each case any material updates to these factors contained in any of Brookfield’s or OCG’s future filings. 2Forward-Looking Statements & Safe Harbor This presentation contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, each as amended, which reflect the current views of Oaktree Capital Group, LLC (“OCG”) with respect to, among other things, its future results of operations and financial performance. In some cases, you can identify forward-looking statements and information by words such as “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “seek,” “should,” “will” and “would” or the negative version of these words or other comparable or similar words. These statements identify prospective information. Important factors could cause actual results to differ, possibly materially, from those indicated in these statements. Forward-looking statements are based on OCG’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to it. Such forward-looking statements and information are subject to risks and uncertainties and assumptions relating to OCG’s operations, financial results, financial condition, business prospects, growth strategy and liquidity. On March 13, 2019, OCG and Brookfield Asset Management Inc. (“Brookfield”) announced their entry into a definitive merger agreement pursuant to which Brookfield will acquire approximately 62% of OCG’s business in a stock and cash transaction. In addition to factors previously disclosed in Brookfield’s and OCG’s reports filed with securities regulators in Canada and the United States and those identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from forward- looking statements and information or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Brookfield and OCG to terminate the definitive merger agreement between Brookfield and OCG; the outcome of any legal proceedings that may be instituted against Brookfield, OCG or their respective unitholders, shareholders or directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to Brookfield’s or OCG’s business; a delay in closing the merger; the ability to obtain approval by OCG’s unitholders on the expected terms and schedule; business disruptions from the proposed merger that will harm Brookfield’s or OCG’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; certain restrictions during the pendency of the merger that may impact Brookfield’s or OCG’s ability to pursue certain business opportunities or strategic transactions; the ability of Brookfield or OCG to retain and hire key personnel; uncertainty as to the long-term value of the Class A shares of Brookfield following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which Brookfield and OCG operate; changes in OCG’s or Brookfield’s anticipated revenue and income, which are inherently volatile; changes in the value of OCG’s or Brookfield’s investments; the pace of OCG’s or Brookfield’s raising of new funds; changes in assets under management; the timing and receipt of, and impact of taxes on, carried interest; distributions from and liquidation of OCG’s existing funds; the amount and timing of distributions on OCG’s preferred units and Class A units; changes in OCG’s operating or other expenses; the degree to which OCG or Brookfield encounters competition; and general political, economic and market conditions. Any forward-looking statements and information speak only as of the date of this presentation or as of the date they were made, and except as required by law, neither Brookfield nor OCG undertakes any obligation to update forward-looking statements and information. For a more detailed discussion of these factors, also see the information under the caption “Business Environment and Risks” in Brookfield’s most recent report on Form 40-F for the year ended December 31, 2018, and under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in OCG’s most recent report on Form 10-K for the year ended December 31, 2018, and in each case any material updates to these factors contained in any of Brookfield’s or OCG’s future filings. 2

Forward-Looking Statements & Safe Harbor, Continued As for the forward-looking statements and information that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements and information. Certain information contained herein concerning economic trends and performance is based on or derived from information provided by independent third-party sources. Oaktree believes that such information is accurate and that the sources from which it has been obtained are reliable; however, Oaktree cannot guarantee the accuracy of such information and has not independently verified the accuracy or completeness of such information or the assumptions on which such information is based. Moreover, independent third-party sources cited herein are not making any representations or warranties regarding any information attributed to them and shall have no liability in connection with the use of such information herein. This presentation along with any other information provided with or in connection with this presentation are provided for informational purposes only and do not constitute, and should not be construed as (a) a recommendation to buy, (b) an offer to buy or a solicitation of an offer to buy, (c) an offer to sell or (d) advice in relation to, any securities of the Company or securities of any Oaktree investment fund. The Company discloses certain non-GAAP financial measures in this presentation, including distributable earnings (“DE”), and fee-related earnings (“FRE”). Reconciliations of these non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with accounting principles generally accepted in the Unites States of America (“GAAP”) are presented in the Appendix. Capitalized terms in the Appendix, including in the footnotes, that are not otherwise defined shall have the meanings ascribed to them in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 22, 2019, and accessible on the SEC’s website at www.sec.gov. Unless otherwise indicated, all data in this presentation is on a non-GAAP basis for Oaktree Capital Group, LLC and is as of March 31, 2019. 3Forward-Looking Statements & Safe Harbor, Continued As for the forward-looking statements and information that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements and information. Certain information contained herein concerning economic trends and performance is based on or derived from information provided by independent third-party sources. Oaktree believes that such information is accurate and that the sources from which it has been obtained are reliable; however, Oaktree cannot guarantee the accuracy of such information and has not independently verified the accuracy or completeness of such information or the assumptions on which such information is based. Moreover, independent third-party sources cited herein are not making any representations or warranties regarding any information attributed to them and shall have no liability in connection with the use of such information herein. This presentation along with any other information provided with or in connection with this presentation are provided for informational purposes only and do not constitute, and should not be construed as (a) a recommendation to buy, (b) an offer to buy or a solicitation of an offer to buy, (c) an offer to sell or (d) advice in relation to, any securities of the Company or securities of any Oaktree investment fund. The Company discloses certain non-GAAP financial measures in this presentation, including distributable earnings (“DE”), and fee-related earnings (“FRE”). Reconciliations of these non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with accounting principles generally accepted in the Unites States of America (“GAAP”) are presented in the Appendix. Capitalized terms in the Appendix, including in the footnotes, that are not otherwise defined shall have the meanings ascribed to them in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 22, 2019, and accessible on the SEC’s website at www.sec.gov. Unless otherwise indicated, all data in this presentation is on a non-GAAP basis for Oaktree Capital Group, LLC and is as of March 31, 2019. 3

Important Additional Information and Where to Find It In connection with the proposed merger, Brookfield will file with the SEC a registration statement on Form F-4 that will include the consent solicitation statement of OCG and a prospectus of Brookfield, as well as other relevant documents regarding the proposed transaction. A definitive consent solicitation statement/prospectus will also be sent to OCG’s unitholders. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the consent solicitation statement/prospectus, as well as other filings containing information about OCG and Brookfield, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from OCG by accessing OCG’s website at ir.oaktreecapital.com or from Brookfield by accessing Brookfield’s website at bam.Brookfield.com/reports-and-filings. Copies of the consent solicitation statement/prospectus can also be obtained, free of charge, by directing a request to Oaktree Investor Relations at Unitholders – Investor Relations, Oaktree Capital Management, L.P., 333 South Grand Ave., 28th Floor, Los Angeles, CA 90071, by calling (213) 830- 6483 or by sending an e-mail to investorrelations@oaktreecapital.com or to Brookfield Investor Relations by calling (416) 359-8647 or by sending an e-mail to enquiries@brookfield.com. OCG and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from OCG unitholders in respect of the transaction described in the consent solicitation statement/prospectus. Information regarding OCG’s directors and executive officers is contained in OCG’s Annual Report on Form 10-K for the year ended December 31, 2018, which is filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the consent solicitation statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. 4Important Additional Information and Where to Find It In connection with the proposed merger, Brookfield will file with the SEC a registration statement on Form F-4 that will include the consent solicitation statement of OCG and a prospectus of Brookfield, as well as other relevant documents regarding the proposed transaction. A definitive consent solicitation statement/prospectus will also be sent to OCG’s unitholders. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the consent solicitation statement/prospectus, as well as other filings containing information about OCG and Brookfield, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from OCG by accessing OCG’s website at ir.oaktreecapital.com or from Brookfield by accessing Brookfield’s website at bam.Brookfield.com/reports-and-filings. Copies of the consent solicitation statement/prospectus can also be obtained, free of charge, by directing a request to Oaktree Investor Relations at Unitholders – Investor Relations, Oaktree Capital Management, L.P., 333 South Grand Ave., 28th Floor, Los Angeles, CA 90071, by calling (213) 830- 6483 or by sending an e-mail to investorrelations@oaktreecapital.com or to Brookfield Investor Relations by calling (416) 359-8647 or by sending an e-mail to enquiries@brookfield.com. OCG and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from OCG unitholders in respect of the transaction described in the consent solicitation statement/prospectus. Information regarding OCG’s directors and executive officers is contained in OCG’s Annual Report on Form 10-K for the year ended December 31, 2018, which is filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the consent solicitation statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. 4

Introduction to OaktreeIntroduction to Oaktree

OAKTREE

Oaktree: A Leading Global Alternative Asset Manager

OVERVIEW

- A leader and pioneer in alternative asset management with $119 billion of AUM
- Diversified mix of pro- and counter-cyclical strategies
- Strong, risk-adjusted investment performance
- A loyal, blue-chip institutional client base
- Attractive growth prospects for new and established strategies

GLOBAL FOOTPRINT[1]


Amsterdam
London
Dublin
Frankfurt
Paris
Luxembourg
New York
Los Angeles
Stamford
Houston
Beijing
Seoul
Shanghai
Tokyo
Dubai
Singapore
Hong Kong
Sydney

Over 950 professionals in 18 cities and 13 countries

INVESTMENT AREAS[2]

Assets ($ in millions)

Credit	$62,664
Distressed Debt	20,551
High Yield Bonds	15,433
Senior Loans	10,721
Private/Alternative Credit	8,203
Convertible Securities	2,648
Multi-Strategy Credit	3,198
Emerging Markets Debt	1,910

Private Equity	$12,090
Corporate Private Equity	8,038
Special Situations	4,052

Real Assets	$11,900
Real Estate	9,525
Infrastructure	2,375

Listed Equities	$5,989
Emerging Markets Equities	5,451
Value/Other Equities	538

Total Client Assets	**$92,643**
DoubleLine Capital	**$25,966**
Total Assets	**$118,609**

As of March 31, 2019

[1] *Includes offices of affiliates of Oaktree-managed funds. Oaktree is headquartered in Los Angeles.*

[2] *Includes Oaktree's proportionate amount of DoubleLine Capital AUM resulting from its 20% minority interest therein. See the Legal Disclosures section for important information regarding Oaktree's calculation methodology for assets under management.*

6

Foundation of Oaktree investment philosophy business principles • Primacy of risk control• Excellence in investing • Emphasis on consistency• Proprietary, in-depth research • Importance of market inefficiency• Commonality of interests with clients • Benefits of specialization• Transparent client communications • Macro-forecasting not critical to investing • Fair, explicit management fee arrangements • Disavowal of market timing• Harmonious, cooperative workplace • New products are usually “step-outs” • Profit should stem from performance Oaktree’s mission is to deliver superior investment results with risk under control and to conduct our business with the highest integrity 7Foundation of Oaktree investment philosophy business principles • Primacy of risk control• Excellence in investing • Emphasis on consistency• Proprietary, in-depth research • Importance of market inefficiency• Commonality of interests with clients • Benefits of specialization• Transparent client communications • Macro-forecasting not critical to investing • Fair, explicit management fee arrangements • Disavowal of market timing• Harmonious, cooperative workplace • New products are usually “step-outs” • Profit should stem from performance Oaktree’s mission is to deliver superior investment results with risk under control and to conduct our business with the highest integrity 7

History of Exceptional Investment Performance

SUPERIOR RETURNS, BOTH GROSS AND RISK-ADJUSTED, IN OUR OPEN-END AND EVERGREEN FUNDS

Annualized gross return since inception


9.0%
8.2%
7.9%
6.2%
9.1%
5.8%
Oaktree
Benchmark[1]
U.S. High Yield Bonds (Inception 1986)
European High Yield Bonds (Inception 1999)
Strategic Credit (Inception 2012)

Sharpe Ratio since inception[2] 0.78 0.56 0.72 0.46 1.72 1.00

OUTSTANDING TRACK RECORD IN OUR CLOSED-END FUNDS


20.0%
15.0%
10.0%
5.0%
0.0%
18.8%
10.4%
5.0%
Oaktree Gross IRR[3,7]
S&P 500 Annual Return[8]
MSCI World Annual Return[8]

Drawn capital since inception	$85 billion[3,4]
Distributions from closed-end funds since inception	$106 billion[4]
LTM aggregate gross closed-end return	9.2%[5,6]
% of funds more than 36 months old with positive gross and net IRRs since inception	98%

1 *Detail on benchmarks is presented in the Appendix.*
2 *The Sharpe Ratio is a metric used to calculate risk-adjusted return. It is the ratio of excess return to volatility, with excess return defined as the return above that of a riskless asset (three-month T-bill) divided by the standard deviation of such returns. The higher the Sharpe Ratio, the greater the return for a given level of risk compared to the risk-free rate.*
3 *Since oldest strategy inception in October 1988.*
4 *Excludes closed-end Senior Loan funds, CLOs, Oaktree Asia Special Situations Fund, Asia Principal Opportunities Fund, certain separate accounts and co-investments.*
5 *Represents time-weighted rate of return for the twelve months ended March 31, 2019. Excludes closed-end Senior Loan funds, CLOs, Oaktree Asia Special Situations Fund, Asia Principal Opportunities Fund, certain separate accounts and co-investments.*
6 *Excludes Highstar Capital IV, the infrastructure fund we inherited when adding the Highstar team in 2014. Including Highstar Capital IV, the overall blended gross return was 6.5% over the last twelve months.*
7 *Net IRR since inception of 13.4%.*
8 *Represents annualized time-weighted return since October 1988.*

8

OAKTREE

A Diverse Base of Loyal Clients ...

SIGNIFICANT BASE OF BLUE-CHIP CLIENTELE[1]

100 largest U.S. pension funds	71
States	38
Corporations	398
Colleges, Universities, Endowments & Foundations	335
Sovereign wealth funds	16

SUCCESS IN CROSS SELLING[1]

	% AUM
Clients in 4 or more strategies	33%
Clients in 2–3 strategies	41%
Total in multiple strategies	74%

DIVERSE CLIENTELE BY AUM[1]


Public funds 22%
Corporate pensions 14%
Insurance companies 11%
Intermediary distribution 10%
Sovereign wealth funds 8%
Private – HNW/Family offices 6%
Endowments/Foundations 6%
Corporate 6%
Oaktree and affiliates 4%
Fund of funds 3%
Unions 2%
Other 8%

GROSS CAPITAL RAISED[1,2]

For the year ended December 31, unless otherwise noted ($ in billions)


$19
$12
$13
$12
$10
$11
$13
$15
$23
$12
$9
$13
$12
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
LTM 1Q 2019

[1] *Excludes Oaktree's AUM related to DoubleLine.*
[2] *Gross capital raised is across all of Oaktree's funds.*

9

… Supported by Our Distribution Capabilities 1 marketing organization growth in markets outside of the americas % of gross capital raised ex-americas fundraising contribution • 2012-2015 average: 29% marketing & client relations • 2016: 64% • 2017: 51% • 2018: 40% • ltm 1q2019: 37% 100% americas institutional 16% 20% 21% 39% 42% 9% 75% 21% 19% high net worth / apac 12% intermediary 50% 22% 71% 63% 60% 25% 49% emea consultant relations 36% 0% 2012-2015 2016 2017 2018 LTM Average 1Q 2019 Americas APAC EMEA product management 1 Excludes CLOs 10… Supported by Our Distribution Capabilities 1 marketing organization growth in markets outside of the americas % of gross capital raised ex-americas fundraising contribution • 2012-2015 average: 29% marketing & client relations • 2016: 64% • 2017: 51% • 2018: 40% • ltm 1q2019: 37% 100% americas institutional 16% 20% 21% 39% 42% 9% 75% 21% 19% high net worth / apac 12% intermediary 50% 22% 71% 63% 60% 25% 49% emea consultant relations 36% 0% 2012-2015 2016 2017 2018 LTM Average 1Q 2019 Americas APAC EMEA product management 1 Excludes CLOs 10

Attractive, Risk Controlled Business Model characteristic benefit • Ability to capitalize on wide array of markets diversified range of strategies • Steady, predictable management fee stream with bulk of management fees from locked- limited redemption risk up funds significant amount of committed • Visibility to future management fees capital not yet paying fees measured approach to • Lower risk growth strategy growth in size & products • Counter-cyclical performance during economic expertise in downturns distressed investing • Facilitates investment in the business strong balance sheet • Low claw back risk and strong employee retention european waterfall tool 11Attractive, Risk Controlled Business Model characteristic benefit • Ability to capitalize on wide array of markets diversified range of strategies • Steady, predictable management fee stream with bulk of management fees from locked- limited redemption risk up funds significant amount of committed • Visibility to future management fees capital not yet paying fees measured approach to • Lower risk growth strategy growth in size & products • Counter-cyclical performance during economic expertise in downturns distressed investing • Facilitates investment in the business strong balance sheet • Low claw back risk and strong employee retention european waterfall tool 11

Financial ProfileFinancial Profile

Distributable Earnings: Strength through Diversification A significant contributor to distributable earnings over the LTM and the fee-related earnings last 3 years (33% and 41% respectively, of total distributable earnings) + A steady source, with unrealized investment income proceeds on realized investment corporate investments of $336 million, of which $119 million was in income proceeds closed-end funds in their liquidation period + incentive income 61 straight quarters of incentive income Our strong financial profile enables us to maintain a high payout ratio, while investing in growth and product development 13Distributable Earnings: Strength through Diversification A significant contributor to distributable earnings over the LTM and the fee-related earnings last 3 years (33% and 41% respectively, of total distributable earnings) + A steady source, with unrealized investment income proceeds on realized investment corporate investments of $336 million, of which $119 million was in income proceeds closed-end funds in their liquidation period + incentive income 61 straight quarters of incentive income Our strong financial profile enables us to maintain a high payout ratio, while investing in growth and product development 13

OAKTREE

Primary Earnings Measure: Distributable Earnings

Fee-related Earnings
- Interest Expense, net
+ Other Income (Expense)
- Operating Group Income Taxes
- Preferred Unit Distributions

Fee-related Earnings & Other

+ Realized Investment Income Proceeds

+ Incentive Income
- Incentive Income Comp

Incentive Income, net

DISTRIBUTABLE EARNINGS (DE)

COMPONENTS OF DISTRIBUTABLE EARNINGS[1]

For the year ended December 31, unless otherwise noted ($ in millions)



$800
$700
$600
$500
$400
$300
$200
$100
$0
$447
$529
$720
$602
$642
2015
2016
2017
2018
LTM
1Q 2019
FRE & Other
Realized Investment Income Proceeds
Incentive income, net

Please see page 30 for a description of non-GAAP financial metrics.

14

OAKTREE

Disciplined Approach to Growth

AUM AND MANAGEMENT FEE-GENERATING AUM ("MFG-AUM")

As of December 31, unless otherwise noted ($ in billions)



$53
$50
$74
$84
$79
$87
$93
$104
$114
$121
$124
$120
$119
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 1Q19
Closed-end
Open-end
Evergreen
DoubleLine
MFG-AUM

($ in billions)

Strategy	AUM	MFG-AUM
Credit	**$62.7**	**$48.8**
Distressed Debt	20.6	10.7
High Yield Bonds	15.4	15.4
Senior Loans	10.7	9.9
Private/Alternative Credit	8.2	6.1
Convertible Securities	2.6	2.6
Multi-Strategy Credit	3.2	3.1
Emerging Markets Debt	1.9	0.9
Private Equity	**$12.1**	**$10.2**
Corporate Private Equity	8.0	7.5
Special Situations	4.1	2.7
Real Assets	**$11.9**	**$9.4**
Real Estate	$9.5	$7.2
Infrastructure	$2.4	$2.2
Listed Equities	**$6.0**	**$5.9**
Emerging Markets Equities	$5.5	$5.4
Value/Other Equities	$0.5	$0.5
DoubleLine Capital	**$26.0**	**$26.0**
Total Assets	**$118.6**	**$100.3**

As of March 31, 2019.
Totals may not sum due to rounding.

15

OAKTREE

Strong Balance Sheet

SIGNIFICANT ASSET VALUE

Oaktree is rated A- (S&P) / A (Fitch)

($ in millions)	As of 3/31/2019	
	Amount	**Per Unit[1]**
Cash and Corporate Investments[2]		
Cash, cash-equivalents, U.S Treasury and other securities	$958	$6.01
Corporate investments[3]	1,699	10.66
Total cash and investments	**$2,657**	**$16.68**
Accrued Incentives (Fund Level)		
Gross accrued incentives	$1,425	$8.94
Associated incentive income compensation expense	(746)	(4.68)
Net accrued incentives	**$679**	**$4.26**
Total Value	**$3,336**	**$20.93**
Debt and Preferred		
Debt outstanding	$746	$4.68
Preferred outstanding	401	2.51
Total Debt and Preferred Outstanding	**$1,147**	**$7.20**
Total Value, Net of Debt and Preferred	**$2,189**	**$13.74**

[1] *Per Operating Group unit (not per Class A unit).*
[2] *Reflects corporate investments for Oaktree and Operating Subsidiaries.*
[3] *Excludes our 20% investment in DoubleLine, carried at $33 million based on cost.*
[4] *Includes adjustments related to CLO investments carried at amortized cost for Non-GAAP reporting to fair value for GAAP reporting.*

CORPORATE INVESTMENTS BY ASSET CLASS



Non-Oaktree & Adjustments[3,4] 4%
Listed Equities 5%
Private Equity 14%
Real Estate 18%
Credit 59%

DEBT MATURITY PROFILE

($ in millions, as of March 31 2019)



$150
$50
$100
$100
$100
$250
2023
2024
2026
2029
2031
2032
Senior Notes
Bank Term Loan

- In addition, Oaktree has a $500 million undrawn revolver that matures in March 2023

16

OAKTREE

Continued Growth for DoubleLine

ASSETS UNDER MANAGEMENT

As of December 31, unless otherwise indicated ($ in billions)



$140
120
100
80
60
40
20
0
$21
$52
$48
$64
$85
$101
$119
$121
$130
2011
2012
2013
2014
2015
2016
2017
2018
1Q 2019
Contribution to Oaktree AUM

CONTRIBUTION TO OAKTREE'S REVENUE

($ in millions)



$80
70
60
50
40
30
20
10
0
$2
$23
$31
$47
$55
$66
$71
$74
$73
2011
2012
2013
2014
2015
2016
2017
2018
LTM 1Q 2019

AUM and Flows:

- DoubleLine Core Fixed Income Fund managed $10.2 billion as of 3/31/19, up 9% year-over-year
- DoubleLine Low Duration Bond Fund managed $6.9 billion as of 3/31/19, up 26% year-over-year
- DoubleLine Shiller Enhanced CAPE fund managed $5.6 billion as of 3/31/19, up 14% year-over-year

Returns[1]:

- Of DoubleLine's 13 funds which have 3-year track records, nine outperformed their benchmarks as of 3/31/3019.
  - Total Return Bond Fund ($50.4bn) – 5.9% annualized return since inception vs. 3.4% benchmark[2] (4/6/10-3/31/19)
  - Core Fixed Income Fund ($10.2bn) – 5.1% annualized return since inception vs. 3.2% benchmark[2] (6/1/10-3/31/19)
  - Low Duration Bond Fund ($6.9bn) – 2.3% annualized return since inception vs. 0.8% benchmark[3] (9/30/11-3/31/19)
  - Shiller Enhanced CAPE ($5.6bn) – 14.7% annualized return since inception vs. 11.5% benchmark[4] (10/31/13-3/31/19)

[1] *Based on I-share returns per DoubleLine quarterly fund commentary as of 3/31/19.*
[2] *Bloomberg Barclays U.S. Aggregate Index.*
[3] *ICE BofA/Merrill Lynch 1-3 Year Treasury Index.*
[4] *S&P 500.*

17

Market Opportunity and OutlookMarket Opportunity and Outlook

OAKTREE

Where Are We Today?

TAILWINDS	HEADWINDS	WILDCARDS
• Dovish shift in U.S. interest rate policy • Continued stimulus from tax cuts • CAPEX growth to accelerate • Loosening of regulations • Pro-business administration and Congress • Benign credit default environment • Near-record level of $2.4 trillion of "dry powder" (twice as much as 2007*)	• Debt levels very high • Debt service costs rising (floating rate debt) and debt service coverage ratios falling • Debt quality low (e.g. covenant-lite, EBITDA adjustments) • Surge in EM debt levels • High asset prices • Low prospective returns • Normalization of global monetary policy – higher global interest rates • Moderating corporate earnings outlook	• Slowing global growth • Higher inflation • Trade disputes and risk of new tariffs • Tech regulation and user blowback • Underfunded pensions • Disruptive technologies • Dramatic growth in passive investing • Geopolitical risks • Non-traditional U.S. President • Increasingly volatile equity markets • Market (il)liquidity, especially in credit markets

**Source: Preqin. Global Dry Powder across Private Equity, Private Debt, Real Estate, and Infrastructure strategies as of April 2019.*

19

OAKTREE

Pieces in Place for Next Expanded Opportunity

INVENTORY OF LOW-QUALITY DEBT IS NEAR ALL-TIME HIGHS[1]


($ in billions)
Outstanding Par Amount
$250
225
200
175
150
125
100
75
50
25
0
U.S. Leveraged Loans Rated CCC or Below
U.S. High Yield Bonds Rated CCC or Below
$5 $9 $6 $10 $17 $24 $24 $48 $69 $74 $65 $67 $89 $116 $153 $175 $117 $141 $166 $194 $193 $224 $206 $191 $187 $185
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 1Q19

YIELDS ARE BELOW THE TROUGHS PRECEDING PREVIOUS EXPANDED OPPORTUNITIES[2]


Yield to Worst - High Yield Bond Index
20%
18
16
14
12
10
8
6
4
2
Peak #1: Oct 1990
Proximate Cause: LBO Boom
Trigger: Drexel Bankruptcy
Peak #2: Nov 2000
Proximate Cause: Tech/Energy Boom/Bust
Trigger: Enron Bankruptcy
Peak #3: Nov 2008
Proximate Cause: Housing Excess
Trigger: Lehman Bankruptcy
Trough #1: Jan 1987
Trough #2: Jan 1994
Trough #3: Feb 2005
Trough #4: ?
?
1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 1Q19

[1] *As of March 31, 2019. Based on the constituents of the Credit Suisse High Yield and Leveraged Loan Indices, and excludes defaults. Source: Credit Suisse*

[2] *As of March 31, 2019. Source: Credit Suisse*

20

OAKTREE

… And the Opportunity Set Could Be Significant

Inventory of Low-Quality Debt is Significantly Higher but Dry Powder is Similar to Previous Cycles[1]

($ in billions)



$1,500
1,000
500
0
Outstanding Par Amount
Private Debt Dry Powder in North America
Defaulted HY Bonds BB and B-rated
Net Fallen Angel Volume
U.S. HY Bonds and Lev. Loans Rated CCC or Below
Up to $1.1 trillion of net fallen angels anticipated in the next cycle
2000
2007
1Q 2019

Fallen Angel Candidates (i.e., BBB Debt) Have Grown[2]

($ in billions)



$2,500
2,000
1,500
1,000
500
0
Outstanding Par Amount
U.S. BBB Corporate Debt
U.S. BBB as % of U.S. Investment Grade Debt
55%
50
45
40
35
30
25
20
15
10
% of Investment Grade Debt
1990
1999
2007
1Q 2019

Total U.S. Leverage Debt Outstanding Now Stands at Over 2x Pre-Crisis Levels[3]

($ in billions)



$3,000
2,500
2,000
1,500
1,000
500
0
Leveraged Loans
High Yield Bonds
$464
$338
$126
$1,266
$709
$557
$2,674
$1,486
$1,187
2000
2007
1Q 2019

Rising Duration Will Lead to Larger Price Drops in Next Cycle[4]



7.00
6.50
6.00
5.50
5.00
4.50
4.00
3.50
3.00
Duration
Multiverse - Duration (Mod. Adj.)
U.S. Universal - Duration (Mod. Adj.)
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
1Q19

Source: Preqin, Morgan Stanley, J.P. Morgan, Credit Suisse, Barclays Live and Bloomberg

1 *U.S. High Yield Bonds and Leveraged Loans rated CCC and below are based on the constituents of the Credit Suisse High Yield and Leveraged Loan Indices and excludes defaults. Net Fallen Angel volume is based on Morgan Stanley's statistics for Fallen Angels during previous credit cycles as of October 5, 2018. While the CCC and below data represents the outstanding par amount as of December 31, 2000, December 31, 2007 and March 31, 2019, the Fallen Angel volume represents the par amount for a range of time: 1Q 2000 – 3Q 2003, 3Q 2007 – 4Q 2009 and an estimate for the next cycle's "Implied" Fallen Angel volume, calculated by multiplying the proportion of fallen angels seen in the previous two cycles as a percentage of the BBB index, times the current BBB index par. Defaulted High Yield Bonds BB and B-rated data is based on J.P. Morgan's statistics for outstanding par amounts as of December 31, 2000, December 31, 2007 and December 31, 2017, multiplied by default rates by rating as seen in 2001, 2008 and 2001, respectively.*

2 *Bloomberg Barclays Baa Corporate Index and U.S. Corporate Grade Index. As of March 31, 2019.*

3 *S&P LCD. As of March 31, 2019.*

4 *Bloomberg Barclays Multiverse Index and U.S. Universal Index. As of March 31, 2019.*

21

Well-Positioned for Future Investment Opportunities

DRY POWDER OF $18 BILLION


Other
9%
Emerging
Markets Debt
5%
Infrastructure
5%
U.S. Private Debt
6%
Special Situations
7%
Power
7%
Real Estate
19%
Opps Xb
42%

ACTIVE FUNDRAISING PIPELINE

- Fundraising in 2019 for established strategies, including Special Situations, Emerging Markets Debt and Equity, Real Estate Opportunities, European Principal, European Private Debt, Mezzanine, Value Opportunities and Strategic Credit
- Recent product development includes:
  - **Real Estate Income** – launch of Real Estate Income Fund and Oaktree REIT, which seek to construct a diversified portfolio of core-plus commercial assets with defensible income profiles and growth potential
  - **Direct Lending** – step-out products from our U.S. Private Debt team with over $900 million raised to date for our Middle Market Direct Lending fund and over $300 million for a private BDC
  - **Global Credit Fund** – multi-strategy product combining the full breadth of Oaktree's more liquid credit strategies
  - **Transportation Infrastructure** – new fund focused on transportation with $1.1 billion raised through 1Q 2019
- $13 billion of shadow AUM with a blended fee rate of 1.39% positions us well for future FRE growth

While maintaining our focus on risk control and discipline in deploying dry powder

22

Opportunity to Join Forces with Brookfield is Ideal oaktree criteria for a transaction (2003) brookfield + oaktree transaction • Prestigious affiliation that would bring resources • Similar value-driven, contrarian investment style to Oaktree with a focus on downside protection of capital • Party willing to pay a fair price for a non-• Outstanding fit in terms of corporate culture controlling investment • Opportunities to work together to offer exceptional solutions to our investors • No cessation of Oaktree’s existence as an autonomous entity • Limited overlap between our businesses • No diminution of Oaktree’s role in representing its own products to clients • Ability to leverage combined strengths to deliver returns across market cycles • No reduction of our freedom to manage our accounts and our business• Oaktree will live on as a free-standing company within a leading alternative asset manager 23Opportunity to Join Forces with Brookfield is Ideal oaktree criteria for a transaction (2003) brookfield + oaktree transaction • Prestigious affiliation that would bring resources • Similar value-driven, contrarian investment style to Oaktree with a focus on downside protection of capital • Party willing to pay a fair price for a non-• Outstanding fit in terms of corporate culture controlling investment • Opportunities to work together to offer exceptional solutions to our investors • No cessation of Oaktree’s existence as an autonomous entity • Limited overlap between our businesses • No diminution of Oaktree’s role in representing its own products to clients • Ability to leverage combined strengths to deliver returns across market cycles • No reduction of our freedom to manage our accounts and our business• Oaktree will live on as a free-standing company within a leading alternative asset manager 23

AppendixAppendix

OAKTREE

Strategy Initiation

Year	Strategy
1986	U.S High Yield Bonds
1987	U.S Convertibles
1988	Distressed Opportunities
1989	High Income Convertibles
1994	Non U.S Convertibles Special Situations [1] Real Estate Opportunities
1995	**Oaktree Formation**
1998	Emerging Markets Absolute Return
1999	Power Opportunities European High Yield Bonds
2001	Mezzanine Finance
2006	European Principal Asia Principal European Senior Loans
2007	U.S Senior Loans Value Opportunities
2010	Global High Yield Bonds Real Estate Debt
2011	Emerging Markets Equities
2012	Strategic Credit Emerging Markets Opportunities
2013	European Private Debt
2014	Value Equities Infrastructure Investing
2015	Emerging Markets Debt Total Return
2016	European High Yield Bonds and Senior Loans Real Estate Income [2]
2017	Global Credit Fund Middle Market Direct Lending
2018	

[1] *Effective November 2016, the Global Principal Strategy was renamed Special Situations.*
[2] *Effective August 2017, the Real Estate Value-Add strategy was renamed Real Estate Income.*

25

Preponderance of Capital in Long-Term Closed-End Funds % Management 1 CLOSED-END % of AUM Fees Lockup Incentive Income • Distressed Debt Up to 20% of LP profits • Private Equity after return of capital, 46% 59% 10-11 year fund term • Real Assets subject to preferred return hurdle • Private/Alternative Credit OPEN-END • High Yield Bonds • Convertible Securities 24% 18% mostly 30 days • Senior Loans • Emerging Markets Equities • Multi-Strategy Credit EVERGREEN Up to 20% of annual LP • Value Opportunities profits, subject to high- 8% 14% 90 days to 3 years • Emerging Markets Debt water mark or preferred return hurdle • Strategic Credit • Value Equities DOUBLELINE 22% 9% Note: The above represents the general characteristics of the fund structures, but specific terms may vary depending on the strategy. 1 For the LTM period ended 3/31/19. 26Preponderance of Capital in Long-Term Closed-End Funds % Management 1 CLOSED-END % of AUM Fees Lockup Incentive Income • Distressed Debt Up to 20% of LP profits • Private Equity after return of capital, 46% 59% 10-11 year fund term • Real Assets subject to preferred return hurdle • Private/Alternative Credit OPEN-END • High Yield Bonds • Convertible Securities 24% 18% mostly 30 days • Senior Loans • Emerging Markets Equities • Multi-Strategy Credit EVERGREEN Up to 20% of annual LP • Value Opportunities profits, subject to high- 8% 14% 90 days to 3 years • Emerging Markets Debt water mark or preferred return hurdle • Strategic Credit • Value Equities DOUBLELINE 22% 9% Note: The above represents the general characteristics of the fund structures, but specific terms may vary depending on the strategy. 1 For the LTM period ended 3/31/19. 26

Growth has been Significant in Newer Strategies since 2012 over $30 billion of aum in newer products growth driven by recent strategies As of March 31, unless otherwise noted ($ in millions) • Enhanced Income $32,386 Senior Loans • CLOs • European Private Debt Private/Alternative • Strategic Credit Credit • Middle Market Direct Lending Multi-Strategy Credit• Global Credit Fund $17,898 Emerging Markets • Emerging Markets Opportunities Debt • Emerging Markets Debt Total Return • Real Estate Debt Real Estate • Real Estate Income Infrastructure • Transportation Infrastructure $2,191 2012 2014 3/31/2019 • Emerging Markets Equities Listed Equities • Value Equities Enhanced Income & CLOs Private/Alternative Credit 1 EM Debt & Listed Equities Real Estate Debt & Income Infrastructure Global Credit 1 Represents Oaktree's Emerging Markets Opportunities, Emerging Markets Debt Total Return, Emerging Markets Equities and Value Equities strategies. 27Growth has been Significant in Newer Strategies since 2012 over $30 billion of aum in newer products growth driven by recent strategies As of March 31, unless otherwise noted ($ in millions) • Enhanced Income $32,386 Senior Loans • CLOs • European Private Debt Private/Alternative • Strategic Credit Credit • Middle Market Direct Lending Multi-Strategy Credit• Global Credit Fund $17,898 Emerging Markets • Emerging Markets Opportunities Debt • Emerging Markets Debt Total Return • Real Estate Debt Real Estate • Real Estate Income Infrastructure • Transportation Infrastructure $2,191 2012 2014 3/31/2019 • Emerging Markets Equities Listed Equities • Value Equities Enhanced Income & CLOs Private/Alternative Credit 1 EM Debt & Listed Equities Real Estate Debt & Income Infrastructure Global Credit 1 Represents Oaktree's Emerging Markets Opportunities, Emerging Markets Debt Total Return, Emerging Markets Equities and Value Equities strategies. 27

Diverse Incentive Income Pipeline net accrued incentives are diversified among our total net accrued incentives $679 million asset classes Listed Equities / Other 1% Investing Funds 15% Real Assets Credit 29% 36% Liquidating Funds Liquidating Funds (Not Yet (Paying) Paying) 30% 55% Private Equity 34% Significant value represented by the net accrued incentives balance of $679 million 2 ($4.26 per unit ), driven by our funds’ investment performance 1 Funds paying include all incentive-creating evergreen funds and closed-end funds that have reached the stage of their distribution waterfall where the drawn capital and preferred return have been distributed to investors and, therefore, incremental distributions thereafter generate incentive income for the Company. Funds paying does not reflect funds that may pay incentive income related to tax distributions only. 2 Per Operating Group unit (not per Class A unit). Net accrued incentives (fund level) is presented before income taxes. 28Diverse Incentive Income Pipeline net accrued incentives are diversified among our total net accrued incentives $679 million asset classes Listed Equities / Other 1% Investing Funds 15% Real Assets Credit 29% 36% Liquidating Funds Liquidating Funds (Not Yet (Paying) Paying) 30% 55% Private Equity 34% Significant value represented by the net accrued incentives balance of $679 million 2 ($4.26 per unit ), driven by our funds’ investment performance 1 Funds paying include all incentive-creating evergreen funds and closed-end funds that have reached the stage of their distribution waterfall where the drawn capital and preferred return have been distributed to investors and, therefore, incremental distributions thereafter generate incentive income for the Company. Funds paying does not reflect funds that may pay incentive income related to tax distributions only. 2 Per Operating Group unit (not per Class A unit). Net accrued incentives (fund level) is presented before income taxes. 28

OAKTREE

Disclosures: Fund Table Provides Meaningful Insights

Shows when management fee basis changes from committed capital to the lower of contributed capital or cost

Incentive income recognized in DE to date

Incentive income that would be recognized if fund was liquidated at its current NAV

Reflects the amount of distributions required for fund to start recognizing incentive income[1]

As of March 31, 2019

	Investment Period		Total Committed Capital	% Invested	% Drawn	Fund Net Income Inception	Distributions Since Inception	Net Asset Value	Management Fee-generating AUM	Incentive Income (Non-GAAP)	Accrued Incentives (Fund Level)	Unreturned Drawn Cap. Plus Acc. PR	IRR Since Inception		Multiple of Drawn Capital
	Start Date	End Date						(in millions)					Gross	Net	
Credit															
Distressed Debt															
Oaktree Opportunities Fund Xb	TBD	—	$ 8,872	26 %	13 %	$ (10)	$ —	$ 1,144	$ 1,136	$ —	$ —	$ 1,198	nm	nm	1.0x
Oaktree Opportunities Fund X	Jan. 2016	Jan. 2019	3,603	86 %	86 %	1,133	385	3,829	2,959	72	147	3,207	25.5 %	15.8 %	1.4
Oaktree Opportunities Fund IX	Jan. 2014	Jan. 2017	5,066	nm	100 %	835	2,178	3,723	3,601	—	—	4,992	5.9 %	3.5 %	1.2
Oaktree Opportunities Fund VIIIb	Aug. 2011	Aug. 2014	2,692	nm	100 %	933	2,401	1,224	1,340	52	—	1,629	8.7 %	5.9 %	1.5
Special Account B	Nov. 2009	Nov. 2012	1,031	nm	100 %	611	1,605	116	112	16	2	17	13.5 %	11.1 %	1.6
Oaktree Opportunities Fund VIII	Oct. 2009	Oct. 2012	4,507	nm	100 %	2,534	6,561	480	478	319	175	—	12.8 %	9.0 %	1.7
OCM Opportunities Fund VIIb	May 2008	May 2011	10,940	nm	90 %	9,041	18,533	352	125	1,696	61	—	21.8 %	16.6 %	2.0
OCM Opportunities Fund VII	Mar. 2007	Mar. 2010	3,598	nm	100 %	1,488	4,907	179	—	87	—	369	10.2 %	7.4 %	1.5

% invested reflects how invested the fund is and, therefore, provides an indication of when we might raise a successor fund

Indicator for generating incentives (must cross net return threshold, generally 8%, before generating incentives)

Note: There are some exceptions to the statements above (e.g. some closed-end funds charge fees on contributed capital, cost, or NAV during the investment period).

[1] *Additionally, tax distributions impact the timing of incentive income recognition.*

29

Description of Non-GAAP Metrics Distributable earnings (“DE”) is a non-GAAP performance measure of profitability for our investment management business. DE reflects our realized earnings, after deducting preferred unit distributions, at the Operating Group level without the effects of the consolidated funds for the purpose of, among other things, assisting in the determination of equity distributions from the Operating Group. However, the declaration, payment and determination of the amount of equity distributions, if any, is at the sole discretion of our board of directors, which may change our distribution policy at any time. DE revenues include the portion of the earnings from management fees and performance fees attributable to our 20% ownership interest in DoubleLine, which are reflected as investment income in our GAAP statements of operations. DE excludes (a) unrealized incentive income and the associated incentive income compensation expense, (b) unrealized gains and losses resulting from foreign currency transactions and hedging activities, and (c) excludes investment income or loss, which is largely non-cash in nature, and includes the portion of income or loss on distributions received from funds and companies. DE also excludes (a) non-cash equity-based compensation expense, (b) acquisition-related items, including amortization of intangibles, changes in the contingent consideration liability and costs related to the Brookfield transaction, (c) income taxes and other income or expense applicable to OCG or its Intermediate Holding Companies, and (d) non-controlling interests. In addition, any make-whole premium charges related to the repayment of debt are, for DE purposes, amortized through the original maturity date of the repaid debt. Fee-related earnings (“FRE”) is a non-GAAP performance measure that we use to monitor the baseline earnings of our business. FRE is a component of DE and is comprised of management fees (“fee revenues”) less operating expenses other than incentive income compensation expense and non-cash equity-based compensation expense. FRE is considered baseline because it excludes all non-management fee revenue sources and applies all cash compensation and benefits other than incentive income compensation expense, as well as all general and administrative expenses, to management fees, even though those expenses also support the generation of incentive and realized investment income proceeds. FRE is presented before income taxes. 30Description of Non-GAAP Metrics Distributable earnings (“DE”) is a non-GAAP performance measure of profitability for our investment management business. DE reflects our realized earnings, after deducting preferred unit distributions, at the Operating Group level without the effects of the consolidated funds for the purpose of, among other things, assisting in the determination of equity distributions from the Operating Group. However, the declaration, payment and determination of the amount of equity distributions, if any, is at the sole discretion of our board of directors, which may change our distribution policy at any time. DE revenues include the portion of the earnings from management fees and performance fees attributable to our 20% ownership interest in DoubleLine, which are reflected as investment income in our GAAP statements of operations. DE excludes (a) unrealized incentive income and the associated incentive income compensation expense, (b) unrealized gains and losses resulting from foreign currency transactions and hedging activities, and (c) excludes investment income or loss, which is largely non-cash in nature, and includes the portion of income or loss on distributions received from funds and companies. DE also excludes (a) non-cash equity-based compensation expense, (b) acquisition-related items, including amortization of intangibles, changes in the contingent consideration liability and costs related to the Brookfield transaction, (c) income taxes and other income or expense applicable to OCG or its Intermediate Holding Companies, and (d) non-controlling interests. In addition, any make-whole premium charges related to the repayment of debt are, for DE purposes, amortized through the original maturity date of the repaid debt. Fee-related earnings (“FRE”) is a non-GAAP performance measure that we use to monitor the baseline earnings of our business. FRE is a component of DE and is comprised of management fees (“fee revenues”) less operating expenses other than incentive income compensation expense and non-cash equity-based compensation expense. FRE is considered baseline because it excludes all non-management fee revenue sources and applies all cash compensation and benefits other than incentive income compensation expense, as well as all general and administrative expenses, to management fees, even though those expenses also support the generation of incentive and realized investment income proceeds. FRE is presented before income taxes. 30

Legal Disclosures Calculation of Assets Under Management References to total assets under management or AUM represent assets managed by Oaktree and a proportionate amount of the AUM reported by DoubleLine Capital LP ( Doubleline Capital ), in which Oaktree owns a 20% minority interest. Oaktree's methodology for calculating AUM includes (i) the net asset value (NAV) of assets managed directly by Oaktree, (ii) the leverage on which management fees are charged, (iii) undrawn capital that Oaktree is entitled to call from investors in Oaktree funds pursuant to their capital commitments, (iv) for collateralized loan obligation vehicles ( CLOs ), the aggregate par value of collateral assets and principal cash, (v) for publicly-traded business development companies, gross assets (including assets acquired with leverage), net of cash, and (vi) DoubleLine Capital, NAV. This calculation of AUM is not based on the definitions of AUM that may be set forth in agreements governing the investment funds, vehicles or accounts managed and is not calculated pursuant to regulatory definitions. 31Legal Disclosures Calculation of Assets Under Management References to total assets under management or AUM represent assets managed by Oaktree and a proportionate amount of the AUM reported by DoubleLine Capital LP ( Doubleline Capital ), in which Oaktree owns a 20% minority interest. Oaktree's methodology for calculating AUM includes (i) the net asset value (NAV) of assets managed directly by Oaktree, (ii) the leverage on which management fees are charged, (iii) undrawn capital that Oaktree is entitled to call from investors in Oaktree funds pursuant to their capital commitments, (iv) for collateralized loan obligation vehicles ( CLOs ), the aggregate par value of collateral assets and principal cash, (v) for publicly-traded business development companies, gross assets (including assets acquired with leverage), net of cash, and (vi) DoubleLine Capital, NAV. This calculation of AUM is not based on the definitions of AUM that may be set forth in agreements governing the investment funds, vehicles or accounts managed and is not calculated pursuant to regulatory definitions. 31

OAKTREE

Reconciliations of Non-GAAP Metrics

($ in thousands)	Year Ended				Quarter Ended
	2015	2016	2017	2018	3/31/2019
Reconciliation of net income attributable to Oaktree Capital Group, LLC Class A unitholders to distributable earnings:					
Net income attributable to OCG Class A unitholders	$71,349	$194,705	$231,494	$211,141	$47,254
Incentive income [1]	(19,002)	1,407	(13,653)	(180,595)	286,676
Incentive income compensation [1]	19,009	(1,407)	13,653	100,558	(155,401)
Investment income	6,748	(177,060)	(208,345)	(30,880)	(67,899)
Realized investment income proceeds [2]	97,668	66,390	128,468	150,486	27,385
Equity-based compensation [3]	54,381	63,724	59,337	62,989	14,329
Foreign-currency hedging [4]	2,619	1,496	1,453	(2,506)	(1,373)
Acquisition-related items [5]	5,251	(924)	1,838	5,974	16,821
Other (income) expense, net [6]	0	0	21,962	(10,980)	(2,745)
Income taxes	14,175	37,884	207,810	17,019	3,969
Non-Operating Group (income) expenses [7]	2,097	1,176	(144,143)	632	(52)
Non-controlling interests [7]	192,968	341,590	419,931	277,967	64,928
Distributable earnings [8]	$447,263	$528,981	$719,805	$601,805	$233,892
Reconciliation of Consolidated Management fees to Non-GAAP Management fees:					
Management fees - Consolidated	$195,308	$774,587	$726,414	$712,020	$169,934
Adjustments [9]	609,182	72,491	88,161	78,335	20,167
Management fees - Non-GAAP	$804,490	$847,078	$814,575	$790,355	$190,101

[1] This adjustment relates to unrealized incentive income which is excluded from distributable earnings revenues and incentive income compensation expense.
[2] This adjustment reflects the portion of distributions received from funds characterized as realized investment income or loss. In general, the income or loss component of a distribution from a fund is calculated by multiplying the amount of the distribution by the ratio of our investment's undistributed income or loss to our remaining investment balance. In addition, if the distribution is made during the investment period, it is generally not reflected in distributable earnings until after the investment period ends.
[3] This adjustment adds back the effect of equity-based compensation expense, which is excluded from distributable earnings because it is a non-cash charge that does not affect our financial position.
[4] This adjustment removes the effect of unrealized gains and losses related to foreign-currency hedging activities.
[5] This adjustment adds back the effect of acquisition-related items associated with the amortization of intangibles, changes in the contingent consideration liability and costs related to the Brookfield transaction, which are excluded from distributable earnings.
[6] For distributable earnings, the make-whole premium charge that was included in net income attributable to OCG Class A unitholders in the fourth quarter of 2017 in connection with the early repayment of our 2019 Notes is amortized through the original maturity date of December 2019.
[7] Because distributable earnings is calculated at the Operating Group level, this adjustment adds back the effect of items applicable to OCG, its Intermediate Holding Companies or non-controlling interests.
[8] Per Class A unit amounts are calculated to evaluate the portion of distributable earnings attributable to Class A unitholders. Reconciliations of distributable earnings to distributable earnings per Class A unit are presented below.
[9] The adjustment (a) adds back amounts earned from the consolidated funds, (b) reclassifies DoubleLine investment income to management fees and incentive income, (c) for management fees, reclassifies net gains or losses related to foreign-currency hedging activities from general and administrative expense and expense reimbursements grossed-up for GAAP reporting, but netted with expenses for distributable earnings, and (d) adds back the impact from unrealized incentive income.

32

Benchmark Disclosures benchmark detail U.S. High Yield Bonds: FTSE US High-Yield Cash-Pay Capped Index European High Yield Bonds: ICE BofAML Global Non-Financial High Yield European Issuers excluding Russia 3% Constrained Index (USD Hedged) Strategic Credit: FTSE High Yield Capped Index 33Benchmark Disclosures benchmark detail U.S. High Yield Bonds: FTSE US High-Yield Cash-Pay Capped Index European High Yield Bonds: ICE BofAML Global Non-Financial High Yield European Issuers excluding Russia 3% Constrained Index (USD Hedged) Strategic Credit: FTSE High Yield Capped Index 33